FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2009

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor

1354 Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                          No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                          No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

Item
1	Notice dated June 30, 2009 of the filing of the 2008 Annual Report on Form 20-F

Buenos Aires, June 30, 2009

Filing of 2008 Annual Report on Form 20-F

In accordance with the requirement of the NYSE Listed Company Manual, YPF S.A. informs that it has filed its Annual Report Form 20-F for fiscal year 2008 with the United States Securities and Exchange Commission (“SEC”).

The document is also posted on: http://www.ypf.com. Hard copies of the document, which includes the company’s complete audited financial statements, may be obtained free of charge by shareholders upon request.

For a copy of the annual report, requests should be directed to:

Investor Relations

Macacha Güemes 515 (C1106BKK) Ciudad Autónoma de Buenos Aires ARGENTINA Phone: (5411) 5071-5531 inversoresypf@ypf.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: June 30, 2009	By:	/s/ Ignacio C. Moran
	Name:	Ignacio C. Moran
	Title:	Chief Financial Officer